Exhibit 99.1

Draganfly Announces Pricing of US$20 Million Public Offering in the United States and Common Shares to Begin Trading on Nasdaq

Los Angeles, CA July 29, 2021 -- Draganfly Inc. (Nasdaq: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), a drone manufacturer and systems developer, today announced the pricing of its underwritten public offering of 5,000,000 common shares of the Company at a public offering price of US$4.00 per share, for gross proceeds of US$20,000,000, before deducting underwriting discounts and offering expenses. Closing of the offering is expected to occur on August 3, 2021, subject to the satisfaction of customary closing conditions. In addition, the underwriters have been granted a 45-day over-allotment option following the closing date to purchase up to an additional 750,000 common shares from the Company.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as sole book-running manager for the offering.

The Company filed a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated July 14, 2021 (the “Base Prospectus”) in each of the provinces of British Columbia, Ontario and Saskatchewan in connection with the offering. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as it may be amended from time to time (the “Registration Statement”), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends to use the net proceeds of the offering, together with existing cash, for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development, as set out in the Supplement.

The common shares (CUSIP #26142Q205) are expected to begin trading on July 30, 2021 on the Nasdaq Capital Market (“Nasdaq”) under the ticker “DPRO”. The common shares are listed on the Canadian Securities Exchange under the symbol “DPRO”.

The Supplement and the accompanying Base Prospectus contain important detailed information about the offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com and the Registration Statement containing the Supplement and the Base Prospectus may be found on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673 or by email at prospectus@think-equity.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the documents incorporated by reference before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Draganfly

Draganfly Inc. offers drone solutions, software, and AI systems serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets.

Media Contact
Arian Hopkins
email: media@draganfly.com

Draganfly Contact
Email: info@draganfly.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the completion of the proposed offering, the commencement of trading of the common shares on the Nasdaq and the anticipated use of proceeds from the offering. Completion of the proposed offering and the commencement of trading of the common shares on the Nasdaq are subject to numerous factors, many of which are beyond Draganfly’s control, including but not limited to, market conditions, the failure of the parties to satisfy certain closing conditions, the failure of Draganfly to satisfy certain Nasdaq listing requirements and other important factors disclosed previously and from time to time in Draganfly’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.